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                             December 30, 2020

       Samuel Reich
       Chief Executive Officer
       Big Cypress Acquisition Corp.
       300 W. 41st Street, Suite 202
       Miami Beach, FL 33140

                                                        Re: Big Cypress
Acquisition Corp.
                                                            Registration on
Form S-1
                                                            Filed December 7,
2020
                                                            File No. 333-251178

       Dear Mr. Reich:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration on Form S-1

       Cover Page

   1. Please revise the cover page to reflect that the sponsor purchased 2,156,250 founder shares for $25,000.
       General

   2. Please revise your disclosure throughout to clearly disclose the sponsor and Ladenburg ownership percentage
after the closing of this offering and the private placement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Samuel Reich
Big Cypress Acquisition Corp.
December 30, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameSamuel Reich                             Sincerely,
Comapany NameBig Cypress Acquisition Corp.
                                                           Division of
Corporation Finance
December 30, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName